FILED PURSUANT TO
RULE 424(b)(3)
FILE NO. 333-145949

AMERICAN REALTY CAPITAL TRUST, INC.
SUPPLEMENT NO. 11 DATED July 24, 2009
TO THE PROSPECTUS DATED March 18, 2008

This prospectus supplement (this “Supplement No. 11”) is part of the prospectus of American Realty Capital Trust, Inc. (the “REIT” or the “Company”), dated March 18, 2008 (the “Prospectus”), Supplement No. 8, dated April 14, 2009 (“Supplement No. 8”), Supplement No. 9, dated May 13, 2009 (“Supplement No. 9”), and Supplement No. 10, dated June 2, 2009 (“Supplement No. 10”) and should be read in conjunction with the Prospectus and Supplement Nos. 8, 9 and 10. This Supplement No. 11 supplements, modifies or supersedes certain information contained in our Prospectus and Supplement Nos. 8, 9 and 10 and must be read in conjunction with our Prospectus and Supplement Nos. 8, 9 and 10. This Supplement No. 11 will be delivered with the Prospectus.

The purpose of this Supplement No. 11 is to disclose acquisitions of the REIT and the escrow break for Massachusetts and Pennsylvania residents.

Status of the Offering

We commenced our initial public offering of 150,000,000 shares of common stock on January 25, 2008. As of July 23, 2009, we had received aggregate gross offering proceeds of approximately $50 million from the sale of approximately 5.3 million shares in our initial public offering.

Real Property Investments

The following information is to be added to the section of our Prospectus captioned “Real Property Investments” on pages 84-89 of the Prospectus.

FedEx Freight Facility – Houston, TX

On July 8, 2009, the REIT acquired a newly constructed freight facility net leased to FedEx Freight and guaranteed by FedEx Corporation (the “FedEx Facility”).  The REIT’s Board of Trustees approved the acquisition of the FedEx Facility in May 2009.

The purchase price for the FedEx Facility is approximately $31.7 million. The purchase price is comprised of a combination of short-term bridge financing and proceeds from the sale of common shares.  The Company entered into a one-year bridge credit facility with Amegy Bank of Texas and received proceeds of approximately $15.9 million.  The credit facility bears interest at an annual rate of equal to 5.75%.  The remaining portion of the purchase price was funded using available funds under the Company’s related party bridge facilities and equity capital.  The FedEx Facility is a freight facility of 152,640 square feet located in Houston, TX. The current sole tenant of the property is FedEx Freight, a subsidiary of FedEx Corporation (“FedEx”) and will remain the sole tenant on a double-net lease basis.

Address	City, State	Purchase Price	Approximate Compensation to Advisor and Affiliates
9010 Jackrabbit Road	Houston, TX	$31,610,000	$468,000

The Fed Ex Facility is net leased to FedEx, pursuant to which FedEx is required to pay substantially all operating expenses (other than the costs to maintain and repair the roof and structure of the building) and capital expenditures in addition to base rent, simultaneously with the acquisition of the properties.  The primary lease term is fifteen years, having commenced on October 16, 2008, and provides for up to two successive five-year extensions. Annual rent is approximately $2.6 million for the first year of the initial lease term, and annual rent will increase by 8% every five years.

Address	City, State	Total Square Feet Leased	Year 1 Gross Rent	Rent Per Square Foot	Remaining Lease Term (Years)(1)
9010 Jackrabbit Road	Houston, TX	152,640	$2,600,000	$17.03	14.3

(1)	Lease expires on October 16, 2023.

FedEx Corporation, together with its subsidiaries, provides transportation, e-commerce, and business services. It operates in four segments: FedEx Express, FedEx Ground, FedEx Freight, and FedEx Kinko's. The FedEx Express segment offers various shipping services for the delivery of packages and freight. This segment also provides international trade services specializing in customs brokerage and global cargo distribution; international trade advisory services; and publishes customs duty and tax information, as well as provides Global Trade Data, an information tool that allows customers to track and manage imports. The FedEx Ground segment provides business and residential money-back-guaranteed ground package delivery services. The FedEx Freight segment offers regional next-day and second-day, and interregional less-than-truckload (LTL) freight services, as well as long-haul LTL freight services. The FedEx Kinko's segment provides document services, such as printing, copying, and binding services; and business services, such as high-speed Internet access and computer rental, videoconferencing, signs and graphics production, and direct mail services. This segment also offers retail products, such as specialty papers, greeting cards, printer cartridges, stationery, and office supplies, as well as provides Web-based services. The company also offers supply chain solutions, including critical inventory logistics, transportation management, fulfillment, and fleet services. FedEx Corporation, formerly known as FDX Corporation, was founded in 1971 and is headquartered in Memphis, Tennessee. FedEx Corporation stock is listed on the New York Stock Exchange, and FedEx has a credit rating of BBB.

FedEx Corporation currently files its financial statements in reports filed with the Securities and Exchange Commission, and the following summary financial data regarding FedEx Corporation are taken from such filings.

	Past Nine Months Ended	For the Fiscal Year Ended
	2/28/2009	5/31/2008	5/31/2007	5/31/2006
Consolidated Statements of Operations (in thousands)
Revenues	$27,645,000	$37,953,000	$35,214,000	$32,294,000
Operating Income	2,238,000	2,075,000	3,276,000	3,014,000
Net Income	1,366,000	1,125,000	2,016,000	1,806,000

	As of	As of the Fiscal Year Ended
	2/28/2009	5/31/2008	5/31/2007	5/31/2006
Consolidated Balance Sheets (in thousands)
Total Assets	$27,006,000	$25,633,000	$24,000,000	$22,690,000
Long-Term Debt	1,918,000	1,506,000	2,007,000	1,592,000
Stockholders’ Equity	15,551,000	14,526,000	12,656,000	11,511,000

For more detailed financial information regarding FedEx Corporation, please refer to its financial statements, which are publicly available with the Securities and Exchange Commission at http://www.sec.gov.

Walgreens Location – Sealy, TX

On July 17, 2009, the REIT acquired a fee ownership interest in a Walgreens retail location net leased to Walgreens Co.

The purchase price, excluding transaction costs and fees, is approximately $3.8 million and is comprised of a combination of mortgage financing, proceeds from the sale of common shares and funds received from an unaffiliated joint venture partner.  The Company entered into a ten-year financing agreement and received proceeds of approximately $1.6 million.  The note agreement bears interest at an initial rate of 6.55%.  Upon completion of this acquisition, the Company owns an approximate 56% interest in the asset, while the joint venture investor owns an approximate 44% interest.  The Walgreens location is a 14,850 square foot retail property located in Sealy, TX.  The current sole tenant of the property is Walgreens Co. and will remain the sole tenant on a triple-net lease basis.

Address	City, State	Purchase Price	Approximate Compensation to Advisor and Affiliates
1808 Meyer Street	Sealy, TX	$3,818,000	$54,000

The Walgreens location is net leased to Walgreens Co., pursuant to which Walgreens Co. is required to pay substantially all operating expenses (including all costs to maintain and repair the roof and structure of the building) and capital expenditures in addition to base rent, simultaneously with the acquisition of the properties.  The primary lease term is twenty five years, having commenced June 18, 2007, and provides for up to fifty successive one-year extensions. Annual rent is $310,000.

Address	City, State	Total Square Feet Leased	Year 1 Gross Rent	Rent Per Square Foot	Remaining Lease Term (Years)(1)
1808 Meyer Street	Sealy, TX	14,850	$310,000	$20.88	23.0

(1)	Lease expires on June 18, 2032.

Walgreens is principally a retail drugstore chain that sells prescription and non-prescription drugs and general merchandise.  General merchandise includes, among other things, beauty care, personal care, household items, candy, photofinishing, greeting cards, convenience foods and seasonal items.  As of May 31, 2009, Walgreens operated 7,361 locations in 49 states, the District of Columbia, Guam and Puerto Rico.  Walgreens Co. was founded in 1901 and is headquartered in Deerfield, IL. Walgreens Co. stock is listed on the New York Stock Exchange, and FedEx has a credit rating of A+ (Standard & Poor’s).

Escrow Break

On July 1, 2009 the Company broke escrow on approximately $1.9 million of subscriptions from investors from Massachusetts and Pennsylvania, which were maintained at the Company’s third-party escrow agent, Boston Private Bank & Trust Company, until the Company had sold at least $45 million of shares of common stock.